UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

VIMPELCOM LTD.

(Name of Issuer)

Common Shares, par value US$0.001 per share

Preferred Shares, par value US$0.001 per share

(Title of Class of Securities)

92719A 10 6**

(CUSIP Number)

** CUSIP number of American Depositary Shares listed on the New York Stock Exchange.

The Common Shares and the Preferred Shares are not publicly traded.

Bjørn Hogstad

Telenor ASA

Snarøyveien 30

N-1331 Fornebu, Norway

47-67-89-2547

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2014

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter O’Driscoll

Orrick, Herrington & Sutcliffe LLP

107 Cheapside

London EC2V 6DN

United Kingdom

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Holding II AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares and 305,000,000 Preferred Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 33.0% of the outstanding Common Shares (42.95% of the outstanding voting shares)
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares(1)
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares(1)
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares and 305,000,000 Preferred Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 33.0% of the outstanding Common Shares (42.95% of the outstanding voting shares)(1)
14.	Type of Reporting Person (See Instructions): CO, HC

(1)	The Reporting Person disclaims beneficial ownership of all such securities.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA	I.R.S. Identification Nos. of above persons (entities only): 98-0387714
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares and 305,000,000 Preferred Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 33.0% of the outstanding Common Shares (42.95% of the outstanding voting shares)
14.	Type of Reporting Person (See Instructions): CO, HC

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 27 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), and convertible preferred shares, par value US$0.001 per share (the “Preferred Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands, and its business telephone number is +31 20 797 7200.

Except as provided herein, this Amendment does not modify any of the information previouly reported in this Statement.

Item 2. Identity and Background

This Statement is being filed jointly by Telenor East Holding II AS (referred to herein as “Telenor East Holding”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”) and Telenor ASA (collectively, the “Reporting Persons”).

TELENOR EAST HOLDING II AS

(a)	Telenor East Holding II AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N-1331 Fornebu

Norway

(c)	Telenor East Holding is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d)	During the last five years, Telenor East Holding has not been convicted in a criminal proceeding.

(e)	During the last five years, Telenor East Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST HOLDING II AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East Holding. The business address of each of such persons is Telenor East Holding II AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

DIRECTORS OF TELENOR EAST HOLDING II AS

Name and Residential Address	Citizenship	Present Principal Occupation
Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Iver Christian Olerud (Lommedalen, Norway)	Norway	Director of Mergers and Acquisitions, Telenor ASA

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Group Legal, Telenor ASA

EXECUTIVE OFFICERS OF TELENOR EAST HOLDING II AS
Name and Residential Address	Citizenship	Present Principal Occupation
Bjørn Hogstad (Oslo, Norway)	Norway	Managing Director of Telenor East Holding; Attorney, Group Legal, Telenor ASA

(d) During the last five years, none of the above executive officers and directors of Telenor East Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor East Holding was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE HOLDING AS

(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N — 1331 Fornebu

 Norway

(c) Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

(d) During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA; Managing Director of Telenor Mobile Holding

Pål Wien Espen (Oslo, Norway)	Norway	Executive Vice President and Head of Legal Affairs of Telenor ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Anne Kristin Endrerud (Fall, Norway)	Norway	Employee Representative

Helge Enger (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA and Managing Director of Telenor Mobile Holding

(d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N — 1331 Fornebu

 Norway

(c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

(d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Svein Aaser (Drøbak, Norway)	Norway	Chairman of the Board of Telenor ASA; Chairman of the Board of the Norwegian National Museum

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Industrial Advisor to EQT Holdings AB, and a member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA AB, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier GreenTec AS

Sally Davis (London, United Kingdom)	United Kingdom	Non-executive director of Logitech, the UK Department of Transport and the BBC

Jon Erik Reinhardsen (Oslo, Norway)	Norway	President and CEO of Petroleum Geo-Services (PGS), and member of the Boards of Cameron International Corp., Höegh LNG Holdings Ltd., Höegh Autoliners Holdings AS and Awilhelmsen AS.

Frank Dangeard (Paris, France)	France	Managing Partner of Haircourt France

Dag Jakob Opedal (Olso, Norway)	Norway	Member of the Boards of Vizrt AS, Nammo AS, Norwegian Church Aid and Meltwater BV

Name and Residential Address	Citizenship	Present Principal Occupation

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Marit Vaagen (Stocksund, Sweden)	Norway	Founder and CEO of Sirona AB

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Brit Østby Fredriksen (Drøbak, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Kjell-Morten Johnsen (Oslo, Norway)	Norway	Executive Vice President and Head of the European Operations of Telenor ASA; Member of the Board of VimpelCom Ltd.

Sigve Brekke (Bangkok, Thailand)	Norway	Executive Vice President and Head of Telenor Asia Operations

Pål Wien Espen (Oslo, Norway)	Norway	Executive Vice President and Head of Legal Affairs of Telenor ASA

Hilde M. Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Group Industrial Development of Telenor ASA

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Norway of Telenor ASA

Rolv-Erik Spilling (Trostefaret, Norway)	Norway	Executive Vice President and Head of Digital Services of Telenor ASA

Jon Erik Haug (Levretoppen, Norway)	Norway	Executive Vice President and Head of Group People Development of Telenor ASA

(d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

As previously disclosed in Amendment No. 36 to Schedule 13D, filed by Telenor ASA, Telenor Mobile Holding, Telenor Mobile Communications AS and Telenor East Invest AS with respect to Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”), on June 2, 2006, Telenor ASA entered into a master confirmation (as amended from time to time, the “Swap Agreement”) with ING Bank N.V., London Branch (“ING”) providing for a total return equity swap (the “Swap Transaction”) in respect of a specified number of American Depositary Shares of OJSC VimpelCom (“OJSC VimpelCom ADSs”), which were the initial reference securities for the Swap Transaction. The Swap Transaction was intended to partially hedge Telenor ASA against increases in the price of OJSC VimpelCom ADSs. On March 30, 2007, Telenor ASA transferred all of its rights and obligations under the Swap Agreement to Telenor East Invest AS by way of an assignment, novation and amendment agreement and entered into a guarantee agreement with ING in respect of Telenor East Invest AS’s payment and performance obligations to ING under the Swap Agreement.

Prior to April 21, 2010, the reference securities for the Swap Agreement were 2,237,000 OJSC VimpelCom ADSs (equivalent to 111,850 OJSC VimpelCom common shares), all of which ING tendered into the Offers (as previously defined and described in this Statement) in exchange for 2,237,000 VimpelCom Ltd. American Depositary Receipts (the “Underlying ADRs”).

On July 1, 2011, ING, Telenor East Invest AS and Telenor East Holding entered into an assignment, novation and amendment agreement, pursuant to which Telenor East Invest AS transferred all of its rights and obligations under the Swap Agreement to Telenor East Holding. In addition, Telenor ASA and ING terminated the March 30, 2007 guarantee agreement and entered into a new guarantee agreement (the “New Guarantee”), pursuant to which Telenor ASA unconditionally and irrevocably guaranteed Telenor East Holding’s payment and performance obligations to ING under the Swap Agreement.

On June 5, 2014, ING and Telenor East Holding entered into an eleventh amendment agreement to the Swap Agreement (the “Eleventh Amendment Agreement”), pursuant to which Telenor East Holding and ING agreed to further extend the term of the Swap Agreement until June 10, 2015 in respect of the Underlying ADRs. After giving effect to the Eleventh Amendment Agreement, under the Swap Agreement, Telenor East Holding will continue to make payments to, or receive payments from, ING that reflect the total return on the notional value of the Underlying ADRs until June 10, 2015 (unless the Swap Transaction is fully terminated prior to such date), including receiving amounts equivalent to 85% of the amount of any dividends paid during the term of the Swap Transaction, and Telenor East Holding will make payments to ING equivalent to a floating rate of interest on a notional principal amount equal to the aggregate notional value of the remaining Underlying ADRs. The Swap Agreement will continue to provide only for cash settlement with respect to the Underlying ADRs.

Neither Telenor East Holding nor any of the other Reporting Persons shall have any voting or investment power with respect to any of the Underlying ADRs, and Telenor East Holding and each of the other Reporting Persons disclaim beneficial ownership of any such securities.

In addition to the matters previously described in this Statement, from time to time, the Reporting Persons may, and reserve the right to, change their plans or intentions to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom Ltd. In order to maximize the value of their investment in VimpelCom Ltd., the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom Ltd. or its subsidiaries or affiliates, which could include, among other things:

(i) the possible acquisition of additional securities of VimpelCom Ltd. from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;

(ii) the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom Ltd., and the enforcement of any such security interest or the exercise of any such exchange or conversion right;

(iii) the possible disposition or exchange of any securities of VimpelCom Ltd. owned by them;

(iv) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom Ltd. or any of its subsidiaries, including with other telecommunication companies that may be affiliated with the Reporting Persons;

(v) making or seeking to make changes in or affecting VimpelCom Ltd.’s supervisory board or management;

(vi) possible litigation or arbitration involving VimpelCom Ltd., its supervisory board and/or its management and/or Altimo Holdings & Investments Ltd. and its affiliates;

(vii) in addition to the Swap Transaction described in this Statement, entering into and unwinding derivative transactions with respect to the securities of VimpelCom Ltd.; or

(viii) soliciting the votes of VimpelCom Ltd.’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom Ltd.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd., tax considerations, or other factors.

Other than the Eleventh Amendment Agreement, the New Guarantee and the Swap Agreement (which incorporates by reference the 2002 ISDA Master Agreement and Schedule dated July 1, 2011, between ING and Telenor East Holding), none of the Reporting Persons has any contracts, arrangements, understandings or relationships with ING with respect to the Underlying ADRs subject to the Swap Agreement.

The preceding summary of the Eleventh Amendment Agreement, the New Guarantee and the Swap Agreement is not intended to be completed and is qualified in its entirety by reference to the full text of the following documents, each of which is incorporated herein by reference:

(i) the master confirmation in respect of the Swap Transaction, dated June 2, 2006, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 36 to Schedule 13D with respect to OJSC VimpelCom;

(ii) the Assignment Agreement and the Guarantee Agreement, conformed copies of which are attached as Exhibit 99.1 and Exhibit 99.2 to Amendment No. 41 to Schedule 13D with respect to OJSC VimpelCom, respectively;

(iii) the Second Amendment Agreement to the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 42 to Schedule 13D with respect to OJSC VimpelCom;

(iv) the Third Amendment Agreement to the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 48 to Schedule 13D with respect to OJSC VimpelCom;

(v) the Fourth Amendment Agreement to the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 50 to Schedule 13D with respect to OJSC VimpelCom;

(vi) the Fifth Amendment Agreement to the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 1 to this Schedule 13D;

(vii) the Sixth Amendment Agreement to the Swap Agreement, a conformed copy of which is attached as Exhibit 99.2 to Amendment No. 1 to this Schedule 13D;

(viii) the Seventh Amendment Agreement to the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 11 to this Schedule 13D;

(ix) the Eighth Amendment and Assignment Agreement and the New Guarantee, conformed copies of which are attached as Exhibit 99.1 and Exhibit 99.2 to Amendment No. 12 to this Schedule 13D, respectively;

(x) the Ninth Amendment Agreement to the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 20 to this Schedule 13D;

(xi) the Tenth Amendment Agreement to the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 25 to this Schedule 13D; and

(xi) the Eleventh Amendment Agreement, a conformed copy of which is attached hereto as Exhibit 99.1.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Telenor East Holding owns 580,578,840 Common Shares (all of which are in the form of ADRs) and 305,000,000 Preferred Shares, representing approximately 33.0% of the total outstanding Common Shares and approximately 42.95% of VimpelCom Ltd.’s outstanding voting shares. The other Reporting Persons may be deemed the beneficial owners of, and have sole power to direct the voting and disposition of, these shares.

To the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any securities of VimpelCom Ltd.

Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in this Item 5) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c) Except for the transactions described in this Statement, none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement, has engaged in any transactions in the securities of VimpelCom Ltd. during the past 60 days.

(d) Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or Preferred Shares held by Telenor East Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the Swap Transaction described in this Statement, the Reporting Persons may, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities in support of these goals to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd. or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom Ltd., which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom Ltd. to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.

None of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

24.1	Power of Attorney, dated June 6, 2014, executed by Bjørn Hogstad, Managing Director of Telenor East Holding II AS, in favor of Bjørn Hogstad and Pål Wien Espen

24.2	Power of Attorney, dated June 6, 2014, executed by Richard Olav Aa, Managing Director of Telenor Mobile Holding AS, in favor of Bjørn Hogstad and Pål Wien Espen

24.3	Power of Attorney, dated June 6, 2014, executed by Jon Fredrik Baksaas, President and Chief Executive Officer of Telenor ASA, in favor of Bjørn Hogstad and Pål Wien Espen

99.1	Eleventh Amendment Agreement, dated June 5, 2014, between ING Bank, N.V., London Branch and Telenor East Holding II AS

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: June 11, 2014

TELENOR EAST HOLDING II AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact